UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

LaSalle Hotel Properties
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

517942108
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 20th Floor New York, NY 10017 (212) 707-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
(617) 951-7072

April 2, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.: 517942108

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 8,000,000
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 8,000,000
	(10)	SHARED DISPOSITIVE POWER: 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.1%

(14)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

__________________

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of LaSalle Hotel Properties, a Maryland real estate investment trust (the “Issuer”).  The Issuer’s principal executive offices are located at 7550 Wisconsin Avenue, 10th Floor, Bethesda, Maryland 20814.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed pursuant to §240.13d-1(f) by HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager” or the “Reporting Person”), as investment manager of the HG Vora Special Opportunities Master Fund, Ltd. (the “Fund”), a Cayman Islands exempted company, with respect to the shares of Common Stock directly owned by the Fund.  Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

All investment and voting decisions for the Fund have been delegated to the Manager.  In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund.  The Manager does not directly own any shares of Common Stock.  The Manager expressly disclaims beneficial ownership of the securities reported in this Schedule 13D except to the extent that it actually exercises voting or dispositive power with respect to such securities.

(b)  The business office address of the Manager is 330 Madison Avenue, 20th Floor, New York, NY 10017.

(c) The principal business of the Manager is to provide investment advisory services to the Fund.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Manager is organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The 8,000,000 shares of Common Stock reported herein as being beneficially owned by the Reporting Person were acquired in the ordinary course of business with working capital of the Fund set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock for investment purposes in the ordinary course of business and presently holds approximately 7.1% of the Issuer’s Common Stock.

The Reporting Person has engaged, and may continue to engage, in communications with the management of the Issuer, and intends to engage in communications with the Issuer’s board of directors concerning strategic alternatives, including a potential sale of the Issuer.

Except for the foregoing, the Reporting Person does not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D

Item 5.	Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Manager – 8,000,000 shares of common stock, which represents 7.1% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 113,205,006 outstanding shares of Common Stock as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 20, 2018.

(c) In the 60 days prior to this filing, the following describes the Reporting Person’s purchase and sale activity in shares of Common Stock in the open market:

Trade Date	Shares Purchased	Avg. Price of Shares Purchased
	/(Sold)	or Sold
2/1/18	750,000	$30.42
2/2/18	575,000	$29.86
2/5/18	325,000	$29.03
2/6/18	(6,712)	$28.30
2/6/18	106,712	$27.94
2/9/18	500,000	$28.09
2/21/18	600,000	$25.71
2/22/18	250,000	$24.93
2/26/18	150,000	$25.13
3/1/18	50,000	$24.50
3/21/18	15,000	$25.62
3/22/18	35,000	$25.31
3/28/18	660,000	$28.50
3/29/18	1,740,000	$28.86

(d) and (e). Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - April 2, 2018 Letter from HG Vora Capital Management, LLC to the Trustees of LaSalle Hotel Properties.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2018

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

Exhibit 1

April 2, 2018

Mr. Michael Barnello
Ms. Denise Coll
Mr. Jeffrey Foland
Mr. Darryl Hartley-Leonard
Mr. Jeff Martin
Mr. Stuart Scott
Mr. Donald Washburn

c/o Mr. Kenneth Fuller Corporate Secretary
LaSalle Hotel Properties
7550 Wisconsin Avenue, 10th floor
Bethesda, MD 20814

Dear Trustees of LaSalle Hotel Properties:

We are a value oriented investment firm with extensive experience investing in REITs and the hospitality industry.  Based on publicly available information, we are one of the largest shareholders of LaSalle Hotel Properties (the “Company”) and currently own approximately 7.1% of its outstanding common shares.

We agree with the Company’s view that it owns an irreplaceable portfolio of trophy assets and that the initial merger proposal released on March 28, 2018 by Pebblebrook Hotel Trust (“Pebblebrook”) is inadequate to merit exclusive discussions.  However, the strategic merit of combining with Pebblebrook to create an $8 billion upper-upscale and luxury hotel portfolio in prime urban and resort markets is compelling.  The pro forma entity would be the second largest publicly traded hotel REIT by equity market capitalization and benefit from a more efficient cost of capital, stronger cash flows, a predictable and growing dividend, increased trading liquidity and, in our view, a higher valuation multiple than what could be achieved by the Company or Pebblebrook on a standalone basis.

We believe a sale of the entire Company would maximize value for shareholders.  The Company should form an independent strategic committee to negotiate with Pebblebrook and also gauge interest from other financial or strategic buyers that could provide a superior acquisition proposal.  We welcome the opportunity to discuss our views and suggested approach in more detail.

Sincerely,
Parag Vora